Filed by CVS Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Caremark Rx, Inc. Commission File No.: 001-14200

CVS MERGER WITH CAREMARK OFFERS SIGNIFICANTLY GREATER
LONG-TERM VALUE CREATION FOR CAREMARK SHAREHOLDERS
THAN EXPRESS SCRIPTS UNSOLICTED TAKEOVER BID

WOONSOCKET, RI, January 4, 2007 – CVS Corporation (NYSE: CVS) today reiterated its firm commitment to completing its proposed merger with Caremark Rx, Inc. (NYSE: CMX), which will create the nation’s largest and best positioned integrated pharmacy services provider. The company stressed that with the expiration of its Hart-Scott-Rodino waiting period and its joint proxy statement already on file with the U.S. Securities and Exchange Commission, it intends to proceed as planned to close its transaction during the first quarter of 2007.

“CVS remains resolute in its commitment to seeing our merger through,” said Tom Ryan, Chairman, President and CEO of CVS. “The Express Scripts offer, which would reduce the number of major competitors in the PBM industry from three to two, carries significant antitrust risk that would substantially delay closing of the transaction and could well prevent it from ever being approved. Additionally, as one of the most leveraged public companies in healthcare services, a combined Express Scripts/Caremark would have diminished financial flexibility that would impact the company’s ability to invest in the business and pursue other strategic opportunities, particularly in the event of likely client defections.

“In contrast, our bid offers not only significant cost synergies, which we have conservatively estimated at $400 million, but also significant opportunities to drive incremental revenues that only a drugstore/PBM combination can achieve. The short and long-term benefits offered by our transaction to CVS and Caremark shareholders, customers, health plans and other payors are simply too compelling to ignore. Only CVS/Caremark will be positioned to address the rapidly changing dynamics of today’s healthcare delivery system by offering plan sponsors and consumers greater choice and unparalleled access to a full range of integrated pharmacy services.

"Since we announced the CVS/Caremark merger, employers and other payors have enthusiastically endorsed the strategic rationale of combining the nation's largest retail pharmacy chain with its leading PBM. They understand the benefits of creating a truly integrated information network that promotes formulary compliance and the appropriate utilization of drug therapies. They recognize the value of creating the nation's most comprehensive mail and retail based specialty pharmacy offering. And they believe the time has come for providing consumers with the choice of obtaining their medication in-store, by mail or over the web and for offering consumers disease management and other personalized services in-store via our more than 20,000 pharmacists and MinuteClinic nurse practitioners. Clearly, these competitive advantages will provide a pathway to delivering the best value for CVS and Caremark shareholders."

The Hart-Scott-Rodino waiting period for the CVS/Caremark transaction has already expired and the companies recently filed their joint proxy statement with the U.S. Securities and Exchange Commission. CVS reiterated that the closing of the transaction could now occur as early as the first quarter of 2007.

CVS is America's largest retail pharmacy, operating over 6,200 retail and specialty pharmacy stores in 43 states and the District of Columbia. With more than 40 years of dynamic growth in the retail pharmacy industry, CVS is committed to being the easiest pharmacy retailer for customers to use. CVS innovatively serves the healthcare needs of all customers through its CVS/pharmacy stores; its online pharmacy, CVS.com; its retail-based health clinic subsidiary, MinuteClinic; and its pharmacy benefit management, mail order and specialty pharmacy subsidiary, PharmaCare. General information about CVS is available through the Investor Relations portion of the Company's website, at http://investor.cvs.com, as well as through the pressroom portion of the Company's website, at www.cvs.com/pressroom.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about CVS and Caremark. When used in this document, the words "anticipates", "may", "can", "believes", "expects", "projects", "intends", "likely", "will", "to be" and any similar expressions and any other statements that are not historical facts, in each case as they relate to CVS or Caremark, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any of those statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of CVS and Caremark, including macroeconomic condition and general industry conditions such as the competitive environment for retail pharmacy and pharmacy benefit management companies, regulatory and litigation matters and risks, legislative developments, changes in tax and other laws and the effect of changes in general economic conditions, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction. The actual results or performance by CVS or Caremark, and issues relating to the transaction, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of CVS or Caremark, the combined company or the transaction.

Important Information for Investors and Stockholders

CVS and Caremark filed a preliminary joint proxy statement/prospectus with the SEC in connection with the proposed merger on December 19, 2006. CVS and Caremark urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either party with the SEC because they will contain important information. Investors and stockholders will be able to obtain the joint proxy statement / prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by CVS will be available free of charge on the investor relations portion of the CVS website at http://investor.cvs.com. Documents filed with the SEC by Caremark will be available free of charge on the investor relations portion of the Caremark website at www.caremark.com.

CVS and certain of its directors and executive officers are participants in the solicitation of proxies from the stockholders of CVS in connection with the merger. A description of the interests of CVS's directors and executive officers in CVS is set forth in the proxy statement for CVS's 2006 annual meeting of stockholders, which was filed with the SEC on March 24, 2006 and in the preliminary joint proxy statement/prospectus referred to above. Caremark, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the merger. A description of the interests of Caremark's directors and executive officers in Caremark is set forth in the proxy statement for Caremark's 2006 annual meeting of stockholders, which was filed with the SEC on April 7, 2006 and in the preliminary joint proxy statement/prospectus referred to above.

CONTACT:	CVS Corporation
Investors:
Nancy Christal, 914-722-4704
or
Media:
Eileen Howard Dunn, 401-770-4561